Dan Carroll · 3rd

Royal Oak Industries

Principal at Grindstone Capital

The University of Ch

Bloomfield Hills, Michigan, United States · 88 connections ·

[Contact info](#)

Experience

CEO/President
Royal Oak Industries



Principal
Grindstone Capital · Self-employed
Feb 2016 – Present · 4 yrs 10 mos
Rochester Hills, Michigan, United States

Education

The University of Chicago
Master of Business Administration (M.B.A.)
1996

Georgetown University
1987

Interests



Grindstone Capital

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